Exhibit 3.1

ANALEX CORPORATION

THIRD AMENDMENT

TO

AMENDED AND RESTATED BY-LAWS

The Amended and Restated By-Laws of the Company are hereby amended by deleting the last sentence of Section 1.7 in its entirety and replacing it with the following:

“All other elections and questions shall, unless otherwise provided by law, the Certificate of Incorporation or these By-Laws, be decided by the vote of the holders of shares of stock having a majority of the votes present at the meeting in person or by proxy and entitled to vote thereon.”